82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031235

REGISTRANT'S NAME ~~Barco~~ Bacardi Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4992 FISCAL YEAR 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/15/02


Bacardi

BACARDI LIMITED
2001 ANNUAL REPORT



The five vellum pages separating the major sections of the 2001 Annual Report showcase the tiled murals on the bottling plant in Puerto Rico. In 1965, these tiled murals, hand-painted in Seville, Spain, were placed on the side of the newly completed bottling plant at Bacardi Corporation in Puerto Rico to display the local flora. During the past thirty-five years, the murals have steadily deteriorated from exposure to the elements. Efforts to save the murals, until recently, were not successful. Recent new digital enhancing technology allowed the Company to restore these murals in 2000 to their former splendor.






COMPAÑIA RON BACARDI · S·A·
SANTIAGO DE CUBA
PARIS 1900
Philadelphia
1876
Ron
Bacardi Superior
DE
BACARDI Y Cia.
SANTIAGO DE CUBA
PARIS 1889
CHICAGO 1893
PROVEEDORES DE LA REAL CASA DE ESPAÑA

1930s Sales Brochure Cover


ELIXIR
BACARDI
BLUE LABEL
WAISKY
GOLD CAP
John Dewar & Sons
BACARDI y Cia
FINEST SCOTCH WHISKY
John Dewar & Sons
PERTH

Vintage Portfolio

A Masterpiece Legacy of Timeless Spirits

Great work endures; a masterpiece lasts forever, with proper care. Our global brands reflect the spirit of the Bacardi company through the ages and its appreciation of, and commitment to, quality.

The continuity in our proud heritage is the unique family culture that has enabled the Company to grow. From Santiago de Cuba in 1862 to every corner of the globe in 2001, the foremost legacy of Don Facundo Bacardi Massó is the association of quality with Bacardi Limited's brands. Quality is what holds true through the cycles of culture, environment and human life.

Bacardi Limited today is a company with high standards of quality, leadership, innovation and craftsmanship established by the founders and kept alive under the stewardship of succeeding generations. The values and traditions that have shaped Bacardi have enabled us to continue building premium spirit brands with passion since 1862. From the heart and soul of the past comes the timeless spirit of the future.

Nowhere is that spirit better illustrated than in the timeless original art depicted in this Annual Report, which salutes a company that keeps as its cornerstone a commitment to quality brands.

A masterpiece may be recognized from the moment of its birth, but the true test is time. Bacardi Limited: A masterpiece legacy of timeless spirits.

3 A Masterpiece Legacy of Timeless Spirits
4 Images of Our Timeless Spirits
6 President's Letter
7 Market Review
19 Financial Review
22 Management's Report to the Shareholders
23 Auditors' Report to the Shareholders
24 Consolidated Financial Statements
39 Cuban Art
42 Officers, Directors and Committees
43 An International Family of Premium Brands
46 Artists' Biographies

Images of Our Timeless Spirits

An image captures a moment in time. These images from our recent past capture a glimpse of the different moments of leisure and relaxation that propelled BACARDI rum, MARTINI vermouth and DEWAR'S Scotch whisky to become leading brands within their respective categories. Today, BACARDI rum is the world's largest selling premium spirit brand, MARTINI vermouth is the world's largest wine-based brand, and DEWAR'S Scotch whisky is the largest premium standard Scotch whisky brand in the United States.



circa 1970s



circa 1995


BACARDI

circa 1988



circa 1980



circa 1974

A common enduring characteristic links these diverse premium brands. They were born in the nineteenth century, raised in the twentieth century, and will be propelled to new heights in the twenty-first century. These timeless spirits will shape the future of our Company as we continue to grow as a major participant in the spirits industry. Bacardi Limited: An international family of premium brands.



circa 1980s



circa 1980s



circa 1979



circa 1960s


BACARDI
BACARDI
BACARDI Y C

BACARDI Carta Blanca, the world's original premium light rum, is the root of all that Bac Limited is today: infused with the freedom, c and passion of the Latin Caribbean spirit.

"Fiscal Year 2001 marks the highest-ever net earnings recorded by Bacardi Limited. Our resolve for the future positions us to progress even further as a market leader in the new millennium."

Ruben Rodriguez
Chairman and Chief Executive Officer

Ruben Rodriguez
Chairman and Chief Executive Officer

Dear Shareholders:

Fiscal Year 2001 marks the highest-ever net earnings recorded by Bacardi Limited of $340 million. This impressive outcome was made possible by the relentless pursuit of our key strategic initiatives throughout every facet of our organization, yielding commercial and financial success well beyond that targeted for the year. We focused on our core brands, prioritized management of cash flows to reduce our debt, took advantage of new business opportunities and alliances, and consolidated our position of strength in markets around the world. As a result of this drive, our Company is well-positioned to progress even further as a world-class contender, a major participant in the spirits industry.

Sales were $2.7 billion for the fiscal year ended March 31, 2001. Sales for the fiscal year were primarily affected by a foreign exchange impact of $204 million, by the decision to sell certain brands, and by the termination of certain agency brands as reported in the third quarter. Excluding the foreign exchange impact, and the effect of the decisions previously mentioned, sales were $187 million, or 7%, above last year.

Earnings from operations during the year grew to $623 million, compared to $543 million last year. Net earnings for this fiscal year increased by $185 million, after a reduction of $32 million for foreign currency depreciation, despite which net earnings this year were 118% higher than last year. Excluding the unusual costs of last year relating to the departure of senior executives, net earnings for this fiscal year increased by $137 million, or 67%, higher than last year. Net earnings for this fiscal year included income items with no corresponding amount in the previous fiscal year, mainly reflecting the collection of past due receivables in Mexico, the sale of non-core distribution rights in Puerto Rico and brands in France, and better sales of cognac resulting in the reversal of previously established inventory reserves, and other items.

Consistent with prior years, the Company continued to invest in advertising and promotion at levels, as a percentage of sales, that are higher than our major competitors.

Strong operating cash flow generated by the solid operational performance this year, as well as excellent management of our working capital, allowed us to repay $240 million of the multicurrency credit facility we entered into during the DEWAR'S and BOMBAY acquisition. The reduction of the debt has improved our debt to equity ratio and lowered our interest expense, improving net earnings for our shareholders.

This achievement of record net earnings was the result of particularly strong performances in Europe and North America, which remain the backbone of our global operations. In Europe, we achieved underlying volume growth of 7%, with sales of Company-owned products exceeding 41 million cases. MARTINI vermouth realized excellent volume sales, especially in the important vermouth markets of Spain and France. In Spain, MARTINI Bianco reached its highest sales ever recorded for this brand. In Italy, for the first time in many years the brand experienced growth (+4%) over the prior year. BACARDI BREEZERS faced intensive competition in the low proof segment, but achieved exceptional success and profitability, particularly in the United Kingdom, Belgium and the Netherlands. BACARDI rum made steady progress across markets in Europe, primarily with case sales of BACARDI Carta Blanca rum running 2% ahead of last year led by Germany and the Netherlands. Our new premium aged dark rums continued to build credibility with both the trade and our consumers, providing steady growth, principally in Spain, Italy and Portugal. DEWAR'S Scotch whisky sustained a rate of growth well above its category in Spain. BOMBAY gin exceeded expectations and outperformed last year in the United Kingdom and Spain.

Our business in North America was very strong. Our operations, predominantly in the United States and Canada, leveraged brand power and attracted new consumers as we built sales and market share in these markets. BACARDI rum sales grew by 5% this year, with BACARDI Carta Blanca rum, BACARDI Gold rum, and BACARDI Limón rum providing excellent performance. CASTILLO rum continued to lead the value segment, with growth of 5% to over 1.2 million cases. DEWAR'S Scotch whisky dominated the important Scotch whisky markets of the United States and the Dominican Republic, growing case sales by 6% for both markets. BOMBAY gin grew by 19%, with BOMBAY SAPPHIRE gin maintaining its status as the hottest premium brand in the United States. MARTINI vermouth enjoyed a strong year, with sales increasing by 3%. Overall, our Company took advantage of growth opportunities and implemented selected price increases in the highly competitive and mature North American markets.

The slowdown in key economies in Latin America, along with the competitive challenge faced by BACARDI rum in our largest regional category, provided the opportunity to re-think our tactical approach in the area. Our operations most affected, in Mexico and Brazil, implemented a complete re-structuring plan during this fiscal year, creating a new vision and consumer focus under new management. Our immediate objectives were to lower trade inventories and collect past due receivables, build leaner, highly motivated and customer-oriented organizations, empowered and focused on results, and downsize to levels appropriate to the volume base. In addition, we put in place and enforced a strict commercial policy. We are committed to restoring the potency of these two very large and important markets and excellent progress was made this year.

Elsewhere in Latin America, our sales were consistent with last year, with notable performances by BACARDI rum in Honduras and Chile, DEWAR'S Scotch whisky in Venezuela up 8% versus last year and CASTILLO rum in Ecuador up 30%.

We made outstanding progress in the emerging markets of Asia Pacific. After many years of poor results, the area has returned to profitability by increasing our efforts in the key markets of Australia, India and Japan and by leveraging new distribution operations to attract consumers and accelerate profitable sales. Results were fuelled by BACARDI BREEZERS sales in Australia, but evident across the portfolio as total sales of group products nearly doubled versus last year to achieve two million cases. Negotiations were completed as of April 2001 for the acquisition of a majority holding in two local Indian brands, providing a platform for increasing critical mass and profitability in that market. Managing our investment risk has been our top priority as we secured footholds in the most promising markets in Asia Pacific, increased critical mass to build profitability, and strengthened our market presence and image.

Many of our regional and local brands also performed extremely well, showing underlying volume growth during the year. WILLIAM LAWSON'S Scotch whisky sales grew by 3%, with particularly strong performances in France, Spain, Portugal and Belgium. ERISTOFF vodka sales grew by 15%, principally in Spain, Austria and France. BÉNÉDICTINE liqueur sales grew by 8% primarily in Asia Pacific markets. Cognac OTARD sales grew by 16%, with strong performances in Germany and other European markets. CHARLES VOLNER performed exceedingly well in France, achieving growth of 6% in a highly competitive sparkling wine market.

During the year, we invested in the Company's future. A new premium aged Scotch whisky, DEWAR'S 12 Year Old Scotch whisky, was launched in the United States to further strengthen the House of DEWAR'S. This new premium brand was also successfully launched in the Dominican Republic to complement the DEWAR'S brand portfolio. Our premium aged dark rums, BACARDI 8 Year Old and BACARDI 5 Year Old, continued to build image and quality credibility with consumers. In Germany, MARTINI Prosecco, a light sparkling wine introduced late last fiscal year, enjoyed considerable success. We expanded further our thriving low proof business in the United Kingdom, Australia, South Africa, Belgium and the Netherlands, and introduced BACARDI RIGO and BACARDI BREEZERS in Greece this year, experiencing a good response.

We pursued excellence through improved processes in all areas of the organization and capitalized on the entrepreneurial skills of our country managers. In production, we increased operational and process efficiency through the implementation of new bottling lines in the United Kingdom, Jacksonville and Puerto Rico. In e-commerce technology, our incisive Internet websites pushed the boundaries of non-conventional creativity. In a recent survey, Morgan Stanley Dean Witter, the Wall Street investment bank, identified Bacardi.com as "...by far the best site around" in the spirits industry.

We are proud of the awards of distinction granted to our various brands around the world during the course of the year. BACARDI 8 Year Old won the Award of Excellence at the Awards of the Americas competition held in San Francisco in August 2000. BACARDI rum was voted the Best White Spirit by the Liquor Industry in Australia, which also voted BACARDI BREEZERS the Best Ready-to-Drink and Best New Product in the beer, wine and spirits industry. MARTINI Prosecco in Germany was elected the Number One new Product in the wine, sparkling wine, and champagne category and won prizes for extraordinary design and most efficient advertising campaigns. These awards, and others, confirm the unique power of our brands and the creativity of our management team.

The theme of this 2001 Annual Report embodies the unique qualities of our Company – an international family of premium brands, a portfolio with a long historical heritage, and a cherished and nurtured legacy and culture originating from many families. Most importantly, it portrays a Company highly focused on a core value of quality and on a primary purpose of providing enjoyment and fun for our consumers.

As we enter the 140th year of our business and the 10th year of Bacardi Limited, we embrace a future in which our consumers will continue to demand, and we will continue to deliver, quality from every brand. Our key priority is optimal operational performance and continuous value growth. Our commitment is an uncompromising effort to:

- pursue new brands to strengthen our portfolio;
- identify new strategic alliances and joint venture opportunities;
- accelerate new product development;
- increase market support behind our key brands;
- support emerging markets; and
- invest to add critical commercial strength in the on-premise sector where our brands are truly built.

Our participation early this fiscal year in the Seagram's auction process signaled a clear message – Bacardi Limited is a world-class contender, a major participant in the spirits industry. Our results this fiscal year, the highest-ever recorded by Bacardi Limited, solidify this message. Our resolve for the future positions us to progress even further as a market leader in the new millennium. In recognition of this assessment, the Board of Directors has increased the annual dividend rate payable on Bacardi Limited common shares from $5.00 to $6.00 – a 20% increase.

Our Company has outstanding brands and great people around the world. Our people take exceptional care of our brands. I would like to take this opportunity to acknowledge the tremendous effort on the part of our dedicated employees around the world, reflected by the outstanding results for the fiscal year. I would also like to thank our business partners, directors and shareholders for their continued support and confidence.

Together we are a people crafting Bacardi Limited – a company very much on the move, a company that has been elevated to a new dimension.

Respectfully,

Ruben Rodriguez
Chairman and Chief Executive Officer

FISCAL YEAR 2001 – SUMMARY OF FINANCIAL PERFORMANCE

(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2000	Actual Fiscal March 31, 2001	Constant Dollar Fiscal March 31, 2001
Sales	2,795,139	2,692,862	**2,897,211**
Gross Profit	1,708,744	1,710,569	**1,825,043**
Earnings from Operations	543,434	622,685	**660,917**
Net Earnings	155,883	340,491	**372,249**

During 2001, the Company sold brands and terminated agency relationships with sales of $113.9 million and $29.2 million in fiscal years 2000 and 2001, respectively.

SALES OF GROUP BRANDS BY YEAR

Thousands of 9 litre cases
(Excludes Agency Brands)



65,000
55,000
45,000
35,000
25,000
15,000
54,219
58,600
65,963
68,286
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001

FISCAL YEAR 2001 – SALES OF GROUP BRANDS BY REGION

Thousands of 9 litre cases
(Excludes Agency Brands)



ASIA (3%) 2,066
MEXICO (4%) 2,947
CENTRAL/SOUTH AMERICA (6%) 3,804
NORTH AMERICA (27%) 18,750
EUROPE (60%) 40,719

FISCAL YEAR 2001 – SALES OF GROUP BRANDS BY CATEGORY

Thousands of 9 litre cases
(Excludes Agency Brands)



LOW PROOF (27%) 18,519
MID PROOF (29%) 20,005
HIGH PROOF (44%) 29,762





The market review section showcases a collection of original art commissioned specifically for this 2001 Annual Report. Each artistic expression unveils a unique glimpse of the characteristics of each one of our core brands.

After the shareholders' annual meeting, the collection will be transferred to Bacardi Limited in Bermuda where it will be placed on permanent display to commemorate the Company's most successful year to date. Gracing the walls of our corporate headquarters, the collection will serve as a reminder of our primary corporate purpose: To provide enjoyment and fun for our consumers.

EUROPE

SPAIN

We maintained positive momentum throughout fiscal 2001 with a strong performance by all our key brands. BACARDI rum benefited from the steady growth of our dark rums, particularly BACARDI 5 Year Old rum, with overall brand image improvement. BACARDI Carta Blanca rum continued to benefit from highly effective advertising focused on enhancing brand image and relevance to our consumers.

MARTINI vermouth sustained market share gains, capitalizing on the success of the last few years and leveraging a strong multimedia effort. MARTINI Bianco developed well during the year, achieving record sales and 3% sales volume growth, while MARTINI Rosso also continued to perform ahead of last year.

DEWAR'S Scotch whisky achieved record sales, with a sustained rate of growth well above that of the Scotch whisky category, assisted by a new advertising campaign that achieved high levels of awareness in a short period of time. The success of the brand is linked to the consolidation of


BACARDI

Carlos A. Navarro – Cuban American – *"Arte y Pasión"*

Smooth

TOTAL SALES OF GROUP BRANDS


30,000
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
26,305
27,960
29,461
29,762
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001

SALES OF HIGH PROOF GROUP BRANDS
Thousands of 9 litre cases (Excludes Agency Brands)


20,000
18,000
16,000
14,000
12,000
20,633
20,235
20,875
20,005
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001

SALES OF MID PROOF GROUP BRANDS
Thousands of 9 litre cases (Excludes Agency Brands)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
7,280
10,404
15,627
18,519
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001

SALES OF LOW PROOF GROUP BRANDS
Thousands of 9 litre cases (Excludes Agency Brands)

its position in core areas, as well as increased presence in expansion areas.

BOMBAY gin maintained steady growth supported by targeted public relations initiatives. ERISTOFF vodka consistently ranked within the top five of our key products this year, surpassing 300,000 cases for the first time and achieving 11% growth, assisted by the steady growth of the vodka category.

UNITED KINGDOM

Our business in the United Kingdom was impacted by the importation of products from other countries as a result of the price differential caused by the strength of the British Pound. This stock importation mainly affected BACARDI Carta Blanca rum, resulting in a decrease of domestic case sales of 3% from last year.

The low proof market became increasingly competitive with the launch of many new products within the category. BACARDI BREEZERS continued to perform well, growing by 14% this year. Sales of our other low proof products suffered at the hands of increased competition, however we were able to achieve 6% overall growth.

MARTINI vermouth continued to gain market share in a declining category, with performance ahead of target, although 8% below a particularly strong prior fiscal year. BOMBAY gin continued to grow, outperforming last year by 21%, as we leveraged the brand's very sophisticated image.

GERMANY

Our key brands in Germany performed well within a declining spirits market. Overall, BACARDI rum volumes increased by 4%, aided by improved on-premise performance. We continued to build on the success of the brand image enhancing programs undertaken a few years ago.

MARTINI vermouth increased market share significantly, with overall sales 7% ahead of last year. MARTINI Prosecco, a light sparkling wine introduced late last fiscal year, continued to outperform expectations.

BACARDI BREEZERS sustained brand strength with a market share increase to 68.7% and record case sales, 42% ahead of last year. A new flavor extension, Tropical Mango, was elected the Number Two new product introduction in the spirits, wine, and sparkling wine industry. BOMBAY gin enjoyed solid and healthy development.

Our company in Germany moved to a new, modern and more functional building in the outskirts of Hamburg in February.

ITALY

BACARDI rum benefited from a positive trend in the dark rum market. BACARDI Reserva rum, a premium dark rum introduced in Italy last fiscal year, sustained double-digit growth as the brand also picked up momentum outside the major cities during the year. BACARDI Carta Blanca rum enjoyed a healthy year, with growth of 6%.

While MARTINI vermouth showed growth for the first time in fifteen years, it is too soon to assess if this is indicative of a long-term trend or a short-term recovery.

Although our sparkling wine sales were below the record sales of the "millennium year" fiscal 2000, consumer data showed an 8.1% growth in consumer sales and significant market share gains.

FRANCE

MARTINI vermouth, our largest brand in France, grew by 9%, maintained excellent brand health, and continued to gain market share, assisted by the success of MARTINI Bianco. BACARDI rum achieved growth of 31% ahead of last year.

CHARLES VOLNER performed exceedingly well, with 6% growth in a sparkling wine market suffering from the competition of more readily available inexpensive Champagne. WILLIAM LAWSON'S Scotch whisky grew by 3% in the fiercely competitive standard Scotch whisky market. ERISTOFF vodka, BOMBAY gin and PEPPERMINT GET sustained their on-premise positive trend.

We increased the commercial focus on our core brands, assisted by the sale of five local brands owned by Bacardi-France: CASANIS PASTIS, AVEZE, VALAURIAT, RAPHA and MANOR.

BENELUX

Our operations in the Benelux countries enjoyed a record year as a result of the strong performance of our BACARDI portfolio. BACARDI Carta Blanca rum, in both Belgium and the Netherlands, recorded solid growth of 10% and 12% respectively. BACARDI Limón rum sustained excellent development in the Netherlands.

BACARDI BREEZERS achieved an outstanding performance in both markets despite increased competition resulting from the introduction of new products.

Consumption of MARTINI vermouth continued to grow in Belgium, while a downward trend was experienced in the small Dutch vermouth market. MARTINI FIERO, introduced in February 1999 to rejuvenate the MARTINI brand, succeeded in both markets with growth of 19% in Belgium and 182% in the Netherlands, achieving combined sales of more than 100,000 cases.

WILLIAM LAWSON'S Scotch whisky gained 11% in Belgium, with positive evolution in the on-premise market and an effective television advertising campaign.



R.C. Bailey – American – *"BREEZERS Homage to Picasso"*

PORTUGAL

In Portugal, we enjoyed overall volume growth of 8% for group products in fiscal 2001, an increase fueled by the strong development of BACARDI rum, which was up by 28%. BACARDI Carta Blanca rum experienced particularly outstanding growth, while BACARDI Limón, BACARDI Gold and BACARDI 8 Year Old also recorded growth, although on a smaller base. Sales of MARTINI vermouth, at nearly the 850,000 case level, were consistent, a result of effective media campaigns.

Sales of WILLIAM LAWSON'S Scotch whisky were consistent with both last year and targets. We were leaders in the low proof market, as our products MARTINI METZ, ERISTOFF ICE, and BACARDI RIGO capitalized on the growing trend of low proof consumption.

GENUINE



Dewar's
12

Gordon K. Mitchell – Scottish – *"Blythe Spirit"*

GREECE

Our business in Greece achieved record results with strong development of the low proof business enhancing the performance of our key brands. BACARDI rum recorded growth in Greece after several years of decline, with case sales 5% ahead of last year. DEWAR'S WHITE LABEL stemmed a six-year downward trend, achieving sales ahead of last year. MARTINI vermouth maintained a strong growth pattern, with a performance greater than 20% ahead of both expectations and last year's performance.

BACARDI RIGO was successfully launched and developed in areas frequented by young adult Greek consumers. BACARDI BREEZERS were introduced in certain tourist areas to leverage opportunities from British and German tourists.

EASTERN EUROPE, MIDDLE EAST AND AFRICA

Our companies in **Poland** and **Hungary** made steady progress, with BACARDI rum and MARTINI vermouth showing growth. In **Russia**, we experienced a moderate recovery, particularly for MARTINI vermouth and Cognac OTARD, resulting from the improved economic climate. DEWAR'S Scotch whisky maintained market share in **Lebanon**, although pressured by tax increases and difficult economic conditions. In **South Africa**, BACARDI BREEZERS, launched last year, continued to develop well.

NORTH AMERICA

UNITED STATES

Fiscal 2001 was a record year for our operations in the United States. BACARDI rum enjoyed a very strong year, with case sales growing by 6% to exceed 7.5 million cases. At the same time, a 2% price increase was successfully implemented. Sales of BACARDI Carta Blanca, BACARDI Gold, and BACARDI 151 grew by 6%

to reach 6.4 million cases, a stellar performance reflecting a strong sales and marketing effort to improve the recruitment of new consumers. BACARDI Limón rum continued a strong growth pattern, reaching 900,000 cases and remaining one of the best performing brands in the market. CASTILLO rum dominated the value segment, growing by 6% to 1.1 million cases.

Our MARTINI brands also experienced a solid year, with sales of 1.3 million cases. Although case sales of Asti MARTINI declined against the record "millennium year" fiscal 2000, case sales were 2% ahead of the more comparable previous fiscal year.

DEWAR'S Scotch whisky, the Number One Scotch whisky in the United States, continued to strengthen its leadership position in this mature Scotch market. Overall, case sales grew by 4%, while prices were increased by 2%. In September 2000, DEWAR'S 12 Year Old Scotch whisky was successfully launched and favorably received by the trade and consumers.

BOMBAY gin tallied an extraordinary 19% rate of growth, with case sales exceeding 650,000 cases. At the same time, prices were increased by 3%. BOMBAY SAPPHIRE gin continued to be one of the hottest premium brands in the United States market.

During the year, significant improvements were made in the area of distributor and channel management. New Information Technology tools assisted in developing our ability to program our brands' improved profitability at all trade levels. Our Jacksonville production facility succeeded in improving operational and process efficiency through the implementation of a new bottling line and through a successful contract negotiation for bulk rum transfers.

CANADA

In a market environment with total spirits growth of 3%, case sales of our group products grew by 9% to reach 2.4 million cases. BACARDI Carta Blanca rum sales increased by 3% to achieve a 55.7% share of the category. BACARDI Limón sales were consistent, despite fierce competition from other flavored rum and vodka.

By the end of the fiscal year, RUSSIAN PRINCE vodka was ranked the Number Four vodka in the Canadian market, with 10.4% growth in retail sales. BOMBAY SAPPHIRE gin was 26% ahead of last year, while sales of DEWAR'S Scotch whisky were slightly lower than the prior year due to pricing pressure in the whisky category.

We obtained the Canadian distribution rights from Primalco OY and Brown-Forman for FINLANDIA vodka, a profitable vodka that sells 92,000 cases annually and complements our portfolio.


BACARDI
LIMON
T.G Friedman

T.G. Friedman – American – *"Modern Limón Deco"*

Original

Taste

Our brands in the growing low proof segment outperformed the market with 34% growth. REV, an alcohol-based energy drink, led our portfolio in this segment by capturing 5% of the overall market and exceeding targets by 147%.

We remained in the forefront of category management technology in Canada with the development of an assortment-planning program, a tool effective in assisting retailers to identify optimum shelf placement for the most profitable products.

PUERTO RICO

The alcoholic beverage market was stable overall, with growth in the beer and wine categories offset by declines in the rum and Scotch whisky categories. In this environment, BACARDI Carta Blanca rum recorded a 4% decline in case sales, as a result of wholesaler inventory reductions. BACARDI Limón achieved growth of 3%, DEWAR'S Scotch whisky grew by 23%, and BOMBAY SAPPHIRE gin recorded growth of 31%, although from a small base.

In July 2000, we completed the reorganization and process restructuring of our Puerto Rican operations. Additionally, we sold the



MARTINI

Xavier Clares – Catalán Spanish – *"Mágico Momento en una Terraza de Verano"*

FISCAL 2001 SALES - TOP 5 MARKETS



7,539
2,646
1,313
1,131
1,035
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
UNITED STATES
MEXICO
SPAIN
CANADA
UNITED KINGDOM

BACARDI RUM SALES

Thousands of 9 litre cases



2,822
2,390
1,302
1,238
977
2,500
2,000
1,500
1,000
500
0
SPAIN
FRANCE
ITALY
GERMANY
BELGIUM

MARTINI VERMOUTH SALES

Thousands of 9 litre cases



1,495
948
322
264
194
1,400
1,200
1000
800
600
400
200
0
UNITED STATES
SPAIN
VENEZUELA
GREECE
DOMINICAN REPUBLIC

DEWAR'S SCOTCH WHISKY SALES

Thousands of 9 litre cases

distribution rights for non-core beer/malt products. This has realigned our focus on the wine and spirits segment, with an emphasis on brand building and brand value. This shift in focus is supported by the implementation of training and new Information Technology tools to facilitate a consumer-driven, rather than a distribution-driven, focus.

Fiscal 2001 was a record-breaking year from the production perspective, as the plant distilled over 30 million proof-gallons and bottled over 2.3 million cases.

DOMINICAN REPUBLIC

We continued to strengthen DEWAR'S Scotch whisky and to further develop the BACARDI rum portfolio in this second year of operation in the Dominican Republic.

Sales of DEWAR'S Scotch whisky increased by more than 43,000 cases, a growth of 29%. This excellent performance resulted from tactical promotional activities, premium pricing, and a first-rate brand image. An initial distribution of DEWAR'S 12 Year Old Scotch whisky in key supermarkets in December 2000 was well received by the trade.

We succeeded in establishing BACARDI rum as a premium imported spirit within the young adult consumer set, through focus on BACARDI Carta Blanca rum and BACARDI Gold rum. Case sales more than doubled versus last year, as we built momentum in leveraging opportunities to grow the BACARDI rum portfolio in this market.



Gordon K. Mitchell – Scottish
"The Courageous Flying Spirit of Scotland"

Courageous

BAHAMAS

Distillation and processing plant activities increased to near-capacity levels with the substantial increase in exportation of rum for BACARDI BREEZERS to Europe. Plant expansion and renovation completed during fiscal 2001 included three warehouses, and barrels and pallets to facilitate the production of BACARDI 8 Year Old rum and BACARDI 5 Year Old rum for distribution worldwide.

In the domestic market, BACARDI Gold rum performed slightly below last year, while premium dark rums BACARDI Añejo and BACARDI 8 Year Old grew by 34% and 39%, respectively. Three new NASSAU ROYALE flavored rum product extensions were launched in March 2001.

FISCAL 2001 SALES - TOP 5 MARKETS


9,055
1,217
1,082
1,061
612
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
UNITED KINGDOM
NETHERLANDS
AUSTRALIA
BELGIUM
SOUTH AFRICA

EUROPEAN TYPE LOW PROOF SALES
Thousands of 9 litre cases


663
116
90
59
39
700
600
500
400
300
200
100
0
UNITED STATES
SPAIN
UNITED KINGDOM
CANADA
JAPAN

BOMBAY GIN SALES
Thousands of 9 litre cases

Enjoyment



Angelo Cagnone – Italian – *"Immagina"*

MEXICO

Our operations in Mexico underwent tremendous change during fiscal 2001. A new Executive President developed and commenced implementation of a complete organizational restructuring. The sales, marketing, human resources, and finance organizational units were revamped and are now operating on a new business model. Company headcount was reduced by 8%, realigning effort to ensure that the correct correlation between size and volume remains a priority. Past commercial practices of customer overstocking have been reversed and in-market inventories are in line with market requirements, despite the adverse competitive climate.

Market strategy has been redefined to aggressively revive BACARDI brand health. Core assignments given to the new team include a re-launch of BACARDI Añejo rum and BACARDI Solera rum, as well as an image transformation of BACARDI Carta Blanca rum. To accomplish these goals in the context of continuing adverse market conditions, we have reallocated advertising and promotion investment to the most effective activities. New products focusing on rum, tequila, and low proof categories are being developed to satisfy changing consumer preferences.

Our business continued to be affected by the generally depressed spirits environment. The only two spirits categories showing any growth, although from a small base, were vodka and whisky. All other spirits categories showed declines, including the previously growing tequila segment, which this year recorded a volume decrease of 11%. Within this context, BACARDI rum maintained a 70% market share of the rum category, which commands 29% of the total spirits market. In the whisky category, accounting for 1.9% of the total spirits market, WILLIAM LAWSON'S Scotch whisky attained 1% market share. In the brandy category, which comprises 29.5% of the total market, VIEJO VERGEL brandy recorded an 8% market share. The entire BACARDI portfolio reached a 23% share of the total Mexican spirits market.

CENTRAL/SOUTH AMERICA

VENEZUELA

Our key brands in Venezuela, DEWAR'S Scotch whisky and BACARDI Limón rum, both recorded gains in market share during fiscal 2001, despite difficult conditions in the spirits market. A general reduction of consumer purchasing power, caused by political uncertainty and economic contraction in Venezuela, placed particular limitations on pricing opportunities for our premium brands in this market. Bold strategies leveraging brand image succeeded in achieving market share growth within our competitive categories.

DEWAR'S WHITE LABEL maintained brand leadership in this major whisky market, growing case sales by 8% and commanding a record 58.1% market share of the standard premium whisky segment and 12.4% of the total Scotch whisky market. The DEWAR'S Scotch whisky brand maintained its high consumer preference status in this very discerning whisky market.

BACARDI Limón rum sustained consistent sales while pushing market share of total imported white spirits to 32%. The brand maintained its positive young adult image.

BRAZIL

While the macroeconomic environment in Brazil displayed a more positive trend, general goods consumption remained depressed as a result of unfavorable earnings trends, combined with increasing public sector fees. As a result, the alcoholic beverages market decreased by 3.9%, the rum market decreased by 10%, and the vermouth market decreased by 13%.

Our business in Brazil was further affected by the trend of supermarket consolidation and the fiscal pressure placed on the industry, resulting in wholesaler closures. Total sales of our group products decreased by 26%, due in part to trade inventory adjustments. MARTINI vermouth, our largest volume brand in this market, decreased by 31% although the brand continued to gain market share to 19.2% in this declining category. Current strategies to

PASSION



Geoffrey Todd – American
"Golden Afternoon"

Style


MARTINI
BIANCO

François Leulliete – French – *"Luna MARTINI"*

take advantage of strong brand equity have been developed to combat the effects of the declining category. Sales of BACARDI rum were 407,000 cases, 18% lower than last fiscal year, affected primarily by low priced products. The brand health of both BACARDI Carta Blanca rum and BACARDI Limón rum remained strong.

We have restructured our company in Brazil and implemented a new commercial policy and distribution model to combat declining conditions. As expected in the short term, the changes have impacted the business, but the long-term result is a leaner, more efficient organization, which is highly motivated to achieve success in this large and important market.

OTHER LATIN AMERICAN MARKETS

Growth in **Central American** markets was led by **Honduras**, with BACARDI rum volumes 35% ahead of last year. In **Guatemala,** WILLIAM LAWSON'S Scotch whisky captured 40% market share of the standard whisky market. The mature BACARDI rum markets of **Panama** and **Costa Rica** remained stable. We continued to develop our position in **Nicaragua** and **El Salvador**, although progress was halted in **El Salvador** after the devastation caused by the recent earthquakes. Our Company donated funds to help rebuild the homes of our distributors' salesforce. Investment in the area was consistently proportionate to brand-volume potential, with a business model based on further developing the strong ties with local exclusive distributors and a continued seeding of the entire portfolio of core brands throughout the area.

The recessive economic environment in **Latin America South** hampered general consumption and resulted in consumption trends in favor of lower-priced brands, to the detriment of sales of premium brands. In **Uruguay**, WILLIAM LAWSON'S Scotch whisky achieved growth of 32% and was ranked the Number Five brand of Scotch whisky in this traditional whisky market. In **Chile** and **Argentina**, BACARDI rum became the Number One imported white spirit brand and recorded extraordinary growth of 50% and 8%, respectively, to achieve a combined total of 117,000 cases. We introduced BACARDI rum in **Paraguay**, with a positive market reaction.

Case sales in the northern part of **South America** (Colombia, Ecuador, Peru, Bolivia) decreased by 3% as a result of the volatile political environment and depressed economic conditions. We invested proportionately in support of our brands, which resulted in strong brand health for BACARDI Carta Blanca rum and BACARDI Limón rum. CASTILLO rum, our value brand in **Ecuador**, performed well, achieving 30% growth to reach 295,000 cases. We continued to operate through third-party distributors and our joint venture in **Ecuador**, minimizing risk in this volatile area.

ASIA PACIFIC

AUSTRALIA

The fiscal year was marked by the success of BACARDI BREEZERS, which has transformed both our business in Australia and the financial performance of the Asia Pacific region as a whole. Effective sharing of best practices from our experience in the United Kingdom resulted in a dramatic shortening of the brand development cycle. The remarkable success of BACARDI BREEZERS was made possible as a result of the successful acquisition of our distribution company in Australia and the consolidation of our full portfolio through this vehicle at the end of the last fiscal year.

Brand health measures for BACARDI rum continued to improve, with evidence suggesting that the launch of BACARDI BREEZERS increased the health of the BACARDI brand as a whole. Through our new distribution company in Australia, we were also able to better control the level of BACARDI rum stock exportation to the United Kingdom.

JAPAN

Our key brands in Japan made solid progress in the face of an extremely challenging trading environment. Difficult economic conditions affected the Japanese imported spirits market, particularly in the on-premise sector. Additionally, we contended with stock importation issues that affected case sales and tested our ability to maintain the underlying health of BACARDI rum and BOMBAY SAPPHIRE gin. Sales of BOMBAY SAPPHIRE gin continued to be strong, with case sales ahead of last year. Sales of BACARDI Carta Blanca rum remained stable.

Intriguing



Olivia Barry – Canadian – *"Elements of SAPPHIRE"*

INDIA

Sales of BACARDI Carta Blanca rum were strong, surpassing the 100,000 case milestone for the first time during the third quarter, and growing 89% for the year. The brand's performance, along with positive brand health measures, provides confidence for the future of this brand in the premium spirits segment. BACARDI Reserva rum, launched last year, tracked behind expectations.

Negotiations were finalized early in the new fiscal year for the acquisition of a majority stake in two local Indian brands, addressing the issue of critical mass in this market and providing a profitable platform within the medium term.

CHINA

Successful negotiations with our joint venture partners in China provided us with 100% effective control of our production and distribution operations based in Shanghai. Our international imported spirits portfolio has been consolidated into the Bacardi Shanghai Dragon Bat distribution operation, combining it with the low proof brand BACARDI JAZZ. Line extensions of BACARDI JAZZ were launched to specifically target the mature male consumer, under the name BACARDI JAZZ Strong. Early indications are positive for this brand extension.

OTHER ASIA PACIFIC MARKETS

In the context of a fragile economy in **Thailand**, competitor consumer pricing strategy for Scotch whisky resulted in secondary brands selling at a 40% discount to BACARDI rum, making it particularly challenging to accelerate the growth of this brand. BACARDI BREEZERS were launched in a test market in Bangkok, with early positive indications. In **Malaysia**, our business continued to perform strongly, with BÉNÉDICTINE liqueur achieving sales ahead of last year. In **New Zealand**, we consolidated our portfolio of brands through a new distribution company, and experienced a successful launch of BACARDI BREEZERS with this newly appointed distributor.



Carlos Ossimo – Argentine – *"Dancing on BACARDI Bottle"*

Party

BASIS OF PREPARATION

The following financial review compares, on an actual and constant dollar basis, the results of the Company for the fiscal year ended March 31, 2001 with the results for the fiscal year ended March 31, 2000.

The constant dollar results for the fiscal year ended March 31, 2001 have been translated using the same average exchange rates as those that were used in the translation of the results for the fiscal year ended March 31, 2000. The use of the constant dollar basis eliminates the effect of exchange rate fluctuations on the comparison between fiscal years.

FISCAL YEAR 2001 - SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2000	Actual Fiscal March 31, 2001	Constant Dollar Fiscal March 31, 2001
Sales	2,795,139	2,692,862	2,897,211
Gross Profit	1,708,744	1,710,569	1,825,043
Operating Expenses	1,165,310	1,087,884	1,164,126
Earnings from Operations	543,434	622,685	660,917
Non-Operating Expenses	306,939	224,179	224,027
Net Earnings	155,883	340,491	372,249

During 2001, the Company sold brands and terminated agency relationships with sales of $113.9 million and $29.2 million in fiscal years 2000 and 2001, respectively.

OPERATING RESULTS

Bacardi Limited significantly improved operational results for Fiscal Year 2001, with earnings from operations of $623 million. This operational performance was achieved despite a significant negative impact of the strengthening of the U.S. dollar against foreign currencies, which had the result of reducing reported earnings from operations by $38 million. On a constant dollar basis, earnings from operations were 22% ahead of last fiscal year.

The Company generated net earnings of $340 million in Fiscal Year 2001. The strengthening of the U.S. dollar had the result of reducing net earnings by $32 million. Net earnings for this fiscal year increased by $216 million from the prior year, on a constant dollar basis. Excluding the unusual costs of last year of $47 million relating to the departure of senior executives, the Company had an increase of $169 million, or 83%, over the prior year, on a constant dollar basis. Net earnings for the fiscal year included income items with no corresponding amount in the previous fiscal year, mainly reflecting the collection of past due receivables in Mexico, the sale of non-core distribution rights in Puerto Rico and brands sold in France, and better sales of cognac resulting in the reversal of previously established inventory reserves, and other items.


3,000
2,500
2,000
1,500
1,000
2,523
2,795
2,693
2,897
FISCAL 1999 ACTUAL
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2001 CONSTANT DOLLAR

SALES
(Expressed in Millions of U.S. Dollars)


63.0%
61.0%
59.0%
57.0%
55.0%
60.8%
61.1%
63.5%
63.0%
FISCAL 1999 ACTUAL
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2001 CONSTANT DOLLAR

GROSS PROFIT PERCENTAGE

SALES

In Fiscal Year 2001, the Company recorded sales of $2.7 billion. On a constant dollar basis, this represents an increase of $102 million, or 4%, on last year's performance. This improvement was mainly due to the excellent performance by our core brands in the markets of Western Europe and North America, the strong performance of our local and regional brands worldwide, and the success of our brands in Asia Pacific. Sales results are especially noteworthy following a strong millennium year and the cessation of sales resulting from the disposal of a number of brands in Europe and the termination of agency agreements in Puerto Rico in the current fiscal year. These disposals had sales of $114 million and $29 million in fiscal years 2000 and 2001, respectively.

Sales of high proof products increased by $87 million compared to last year, on a constant dollar basis. Our premium brands generated strong growth in sales, particularly BACARDI rum in the United States, BACARDI Carta Blanca in a number of markets in Europe and DEWAR'S Scotch whisky and BOMBAY gin in the United States and Spain.

Sales of mid proof products during the Fiscal Year 2001 were $643 million, $14 million below last year, on a constant dollar basis, reflecting sparkling wine sales lower than last year's millennium celebration sales. Sales of MARTINI vermouth grew by $28 million, primarily driven by France, Russia and Spain.

Sales of low proof products grew to $418 million, an increase of $77 million over last year, on a constant dollar basis. Our operations in Europe and Asia Pacific experienced exceptional success with low proof business, especially BACARDI BREEZERS in the United Kingdom, the Netherlands, Belgium, Australia, and South Africa, and MARTINI METZ in the United Kingdom. On a constant dollar basis, sales of European type low proof were $373 million, $80.5 million ahead of last year, a 28% increase.

GROSS PROFIT

Total gross profit for Fiscal Year 2001 was $1.7 billion, or $116 million above the previous year in constant dollar terms. Gross profit as a percentage of sales increased from 61.1% last year to 63.5% for this fiscal year. The improvement in gross profit was a factor of improved sales of higher margin core brands, specifically European type low proof, the implementation of price increases in North America and Europe, and the reduction in lower-margin agency brand sales in Europe and Puerto Rico as noted above.


661
623
543
480
600
500
400
300
FISCAL 1999 ACTUAL
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2001 CONSTANT DOLLAR

EARNINGS FROM OPERATIONS
(Expressed in Millions of U.S. Dollars)


372
340
175
156
350
300
250
200
150
100
50
0
FISCAL 1999 ACTUAL
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2001 CONSTANT DOLLAR

NET EARNINGS
(Expressed in Millions of U.S. Dollars)

OPERATING EXPENSES

Operating expenses were in line with last year, in constant dollar terms. As a percentage of sales, operating expenses decreased from 41.7% last year to 40.2% this year. Advertising and promotion expenses, and all other operating expenses, were in line with last year, on a constant dollar basis.

NON-OPERATING ITEMS

Non-operating items include net interest expense, income tax provision, and the amortization of intangible assets. Strong operating cash flows and improved utilization of cash balances facilitated a substantial repayment of debt during the fiscal year, resulting in interest expense $9.8 million lower than in the previous fiscal year.

FINANCIAL CONDITION

The Company maintained its strong cash position, with operating cash flow from business operations (EBITDA) in Fiscal Year 2001 of $691 million, which was greater by $105 million or 18%, than last year. Operating cash flow this year was 26% as a percentage of sales, compared with 21% last year. The strong operating cash flow enabled the Company to reduce its outstanding debt by $289 million bringing net debt down to $1.7 billion at March 31, 2001. The Multicurrency Credit Agreement was reduced during the fiscal year by repayments totaling $240 million.

The management of Bacardi Limited is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in Bermuda and Canada and, where appropriate, include amounts based on management's judgement and best estimates. Other financial information presented in this Annual Report is consistent with the data contained in the accompanying financial statements.

It is the Company's policy to establish and maintain a system of internal accounting and administrative controls, to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The system includes a defined organizational structure and appropriate division of responsibilities; established policies and procedures that are communicated throughout the Company; careful selection, training and development of employees; and an internal audit program. Policies and procedures prescribe that all employees are to maintain high standards of proper business practice. The Company believes it maintains an effective system of internal control, reliable financial reporting systems and dependable safeguards against unauthorized acquisition, use or disposition of assets.

The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors independent of management. The Audit Committee meets regularly with representatives of the Company's external auditors, internal audit staff and management, to satisfy themselves that Bacardi Limited's internal control policies are being followed. In addition, the Audit Committee meets regularly with the external and internal auditors to provide a forum for open discussion of any issues.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers, who were given unrestricted access to all financial records and related data and whose report is included in this Annual Report.

Ruben Rodriguez
Chairman and Chief Executive Officer

Ralph Morera
Vice President Finance and Chief Financial Officer

Hamilton, Bermuda
May 17, 2001

We have audited the consolidated balance sheet of Bacardi Limited as at March 31, 2001 and the consolidated statement of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Bermuda and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and the results of its operations and the changes in its cash flows for the year then ended in accordance with accounting principles generally accepted in Bermuda and Canada.

PricewaterhouseCoopers

Chartered Accountants
Hamilton, Bermuda
May 14, 2001

Consolidated Statement of Earnings

For the Year Ended March 31, 2001
(Expressed in Thousands of U.S. Dollars)

	March 31, 2001 $	March 31, 2000 $
SALES *(Note 3)*	2,692,862	2,795,139
COST OF SALES	982,293	1,086,395
GROSS PROFIT	1,710,569	1,708,744
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,087,884	1,165,310
EARNINGS FROM OPERATIONS	622,685	543,434
OTHER INCOME (EXPENSES)		
Interest income	8,850	10,251
Interest expense	(154,557)	(164,363)
Amortization expense *(Note 7)*	(105,006)	(110,810)
Unusual item *(Note 16)*	0	(47,486)
Miscellaneous income - net	26,534	5,469
	(224,179)	(306,939)
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	398,506	236,495
PROVISION FOR INCOME TAXES *(Note 17)*	53,640	74,912
EARNINGS BEFORE MINORITY INTEREST	344,866	161,583
MINORITY INTEREST	4,375	5,700
NET EARNINGS	340,491	155,883

Consolidated Statement of Retained Earnings

For the Year Ended March 31, 2001
(Expressed in Thousands of U.S. Dollars)

	March 31, 2001 $	March 31, 2000 $
RETAINED EARNINGS – BEGINNING OF YEAR	1,261,071	1,230,703
NET EARNINGS	340,491	155,883
LONG-TERM INCENTIVE PLAN REDEMPTIONS *(Note 11)*	(151)	0
DIVIDENDS PAID *(Note 15)*	(125,515)	(125,515)
RETAINED EARNINGS – END OF YEAR	1,475,896	1,261,071

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

As at March 31, 2001
(Expressed in Thousands of U.S. Dollars)

	March 31, 2001 $	March 31, 2000 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	96,949	74,886
Accounts receivable	514,723	591,069
Inventories *(Note 4)*	548,443	595,117
Other current assets	78,399	81,097
	1,238,514	1,342,169
LONG-TERM INVESTMENTS AND ADVANCES *(Note 5)*	135,081	159,042
PROPERTY, PLANT AND EQUIPMENT *(Note 6)*	407,090	419,148
INTANGIBLE ASSETS *(Note 7)*	2,531,548	2,635,667
	4,312,233	4,556,026
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	192,524	219,804
Accounts payable and accrued liabilities	445,419	536,919
Taxes payable	89,693	100,066
Current portion of long-term debt *(Note 8)*	127,043	28,670
	854,679	885,459
LONG-TERM DEBT *(Note 8)*	1,526,515	1,887,106
MINORITY INTEREST *(Note 9)*	160,043	159,738
OTHER LIABILITIES *(Notes 10 & 16)*	179,224	223,824
	2,720,461	3,156,127
SHAREHOLDERS' EQUITY		
CAPITAL STOCK *(Note 14)*	33,089	33,089
SHARE PREMIUM *(Note 14)*	291,447	291,447
RETAINED EARNINGS *(Note 15)*	1,475,896	1,261,071
CUMULATIVE TRANSLATION ADJUSTMENT	(208,660)	(185,708)
	1,591,772	1,399,899
	4,312,233	4,556,026

Signed on Behalf of the Board

Ruben Rodriguez, Chairman of the Board

Jay H. McDowell, Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended March 31, 2001
(Expressed in Thousands of U.S. Dollars)

	March 31, 2001 $	March 31, 2000 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash provided from operations *(Note 2)*	416,820	387,057
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of the DEWAR'S and BOMBAY brands	0	(295)
Purchase of property, plant and equipment	(54,643)	(65,795)
Proceeds on disposition of property, plant and equipment	33,518	5,497
Purchase of long-term investments	(6,426)	(5,600)
Proceeds on disposition of long-term investments	21,804	7,195
Change in other assets	(1,578)	(1,211)
Change in advances	6,032	(8,748)
Cash used in investing activities	(1,293)	(68,957)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Short/long-term debt		
Repayment of Multicurrency Credit Agreement	(240,000)	(335,000)
Other Borrowings	52,976	130,112
Other Repayments	(74,243)	(121,261)
Dividends paid to minority interest	(3,630)	(4,130)
Cash used in financing activities	(264,897)	(330,279)
DIVIDENDS PAID		
Common shares	(117,533)	(117,533)
Preferred shares of subsidiary	(476)	(476)
BMRH Founders' common shares	(7,506)	(7,506)
Total dividends paid	(125,515)	(125,515)
CHANGE IN CASH AND EQUIVALENTS	25,115	(137,694)
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	(3,052)	(3,218)
CASH AND EQUIVALENTS – BEGINNING OF YEAR	74,886	215,798
CASH AND EQUIVALENTS – END OF YEAR	96,949	74,886

The accompanying notes are an integral part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of financial statements
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Bermuda and Canada. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses during the reporting period.

(b) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Foreign currencies

i) Translation of financial statements

The financial statements of subsidiary companies denominated in foreign currencies have been translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates for the period. Translation gains and losses of these financial statements are deferred as a separate component of shareholders' equity and are included in net earnings only when there is a realized reduction in the net investment.

ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies, excluding those transactions that have been hedged, are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies, other than those hedged, are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net earnings. Monetary assets, liabilities and transactions in foreign currencies that have been hedged are translated at rates which approximate the rates of exchange of the hedge contracts.

(d) Cash and equivalents
Cash and equivalents include cash and short-term deposits with a maturity of less than three months.

(e) Inventories
Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method, except for certain inventories of Bacardi Corporation, Bacardi U.S.A., Inc. and Grupo Industrial Bacardi de Mexico, SA de CV, which are determined using the last-in, first-out ("LIFO") method. If these inventories had been determined using the FIFO method rather than the LIFO method, total inventories at March 31, 2001 would have been $33.7 million (2000 - $32.8 million) higher than reported.

In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

(f) Investments
The equity method of accounting is used for investments in 20 to 50 percent owned companies where the Company has the ability to exercise significant influence. Other investments are carried at cost.

(g) Intangible assets
Intangible assets include purchased goodwill, trademarks and other intangible assets which in total represent the excess of the purchase price over the fair value of net tangible assets acquired.

1. *SIGNIFICANT ACCOUNTING POLICIES* *(Continued)*

Intangible assets are amortized on a straight-line basis, over 25 to 40 years. On an ongoing basis, management reviews the carrying value and amortization period of intangible assets, taking into consideration any events and circumstances that may have impaired the carrying value. The amount of impairment, if any, is based upon estimates of future profitability and written off against earnings for the period.

(h) Minority interest

Minority interest includes preferred shares of a subsidiary company, issued as consideration on acquisition of the Martini & Rossi group. Distributions on these preferred shares are accrued and expensed at the relevant coupon rate.

(i) Income recognition

Revenues are recognized upon passage of title, which occurs when the product is delivered to the point of shipment or to the customer.

(j) Depreciation and amortization

i) Property, plant and equipment is carried at cost and is being depreciated on a straight-line basis over its estimated useful life, except for land which is not depreciated. Major replacements and improvements are capitalized. Repairs and maintenance are expensed. The annual depreciation rates are:

Buildings	2-11%
Machinery and equipment	4-33%
Furniture and fixtures	7-33%

ii) Leasehold improvements are amortized on a straight-line basis over the lease period.

(k) Employee benefit plans

The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets will fluctuate as a result of changes in assumptions or experience gains and losses and for plan amendments that are typically amortized over the expected average remaining service life of the employees. For some plans, only the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

(l) Interest rate swaps

The Company enters into interest rate swap contracts to manage the cost of its long-term debt financing. Interest rate swap contracts are used for hedging purposes. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed notional principal amount. The differential between floating and fixed rates on open swap contracts is recognized as interest income or expense as incurred. Gains and losses on early termination of swap contracts due to refinancing are included in the carrying amount of the refinanced debt and amortized as a yield adjustment over the remaining terms of the original swaps. Gains and losses arising on early termination of swap contracts due to repayment of the underlying debt are expensed as incurred.

(m) Currency swaps and currency options

The Company enters into currency swap and currency option contracts to manage its exposures to adverse impacts of foreign currency fluctuations. Currency swap and currency option contracts

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

are used for hedging purposes. The parties to a currency swap contract initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and agreed exchange rate. The cost of the currency swap contract is amortized over the term of the related swap contract. Currency option contracts give the option holder the right and not the obligation to exchange two different currencies at a specified rate. The cost of the currency option is recorded so as to match the timing of recognition of the item being hedged.

(n) Long-Term Incentive Plan

The Company, through a wholly-owned special purpose company, has a stock-based compensation plan, which is described in Note 11. Compensation expense is recognized in net earnings over the vesting period, to the extent that the exercise price of the stock options granted is less than the formula-calculated value of Bacardi Benefit Company stock at the time of grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If the stock is repurchased from employees, the excess of the consideration paid over the carrying amount of the stock cancelled is charged to retained earnings.

(o) Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which are under dispute in one or more jurisdictions. It is the Company's policy to make an adequate provision for such taxes, including an adequate provision based on the Company's determination of the expected settlement for tax assessments under dispute, so that the ultimate resolution of any outstanding tax assessments is not expected to have a material effect on the Company's financial position or results of operations.

2. STATEMENT OF CASH FLOWS

Cash provided from operations is comprised as follows:

(Thousands of U.S. Dollars)	2001 $	2000 $
Earnings before minority interest	344,866	161,583
Items not affecting cash		
Future income taxes	(13,867)	(812)
Equity earnings net of dividends	(1,518)	(1,226)
Gain on sale of assets	(37,377)	(5,189)
Depreciation	42,291	33,857
Amortization	105,006	110,810
Net change in items related to operations		
Accounts receivable	50,371	(45,637)
Inventories	(8,784)	3,564
Accounts payable and accrued liabilities	(55,389)	128,436
Taxes payable	(3,409)	(14,793)
Pension liabilities	5,699	14,664
Other current assets	(1,947)	2,948
Other liabilities	(8,971)	(1,148)
Long-Term Incentive Plan redemptions	(151)	0
Cash provided from operations	416,820	387,057

3. SALES

In fiscal year 2001, the Company disposed of several regional brands in France and terminated agency distribution rights in Puerto Rico and Germany. These brands and agency arrangements had sales of $29.2 million for the year ended March 31, 2001 (2000 - $113.9 million).

4. INVENTORIES

Inventories comprise:

(Thousands of U.S. Dollars)	2001 $	2000 $
Raw materials and supplies	242,197	227,502
Work-in-progress	39,514	34,290
Finished goods	84,778	141,305
Aging product	181,954	192,020
	548,443	595,117

5. LONG-TERM INVESTMENTS AND ADVANCES

Long-term investments and advances comprise:

(Thousands of U.S. Dollars)	2001 $	2000 $
Investments at equity	42,949	43,642
Investments at cost:		
Cepas Argentinas S.A.	57,500	57,500
Sogrape Vinhos SGPS	8,701	17,805
Other	14,568	18,512
	80,769	93,817
Advances	11,363	21,583
	135,081	159,042

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise:

(Thousands of U.S. Dollars)	Cost $	Accumulated Depreciation & Amortization $	2001 Net $	2000 Net $
Land	17,572	0	17,572	18,766
Buildings	242,868	113,926	128,942	126,405
Machinery, equipment, furniture and fixtures	442,233	270,204	172,029	170,793
Leasehold improvements and other	129,282	40,735	88,547	103,184
	831,955	424,865	407,090	419,148

7. INTANGIBLE ASSETS

Intangible assets comprise:

(Thousands of U.S. Dollars)	Cost $	Accumulated Amortization $	2001 Net $	2000 Net $
Goodwill - Martini & Rossi group	1,297,289	436,623	860,666	912,558
Trademarks and other intangible assets - DEWAR'S & BOMBAY brands	1,795,685	131,235	1,664,450	1,711,178
	3,092,974	567,858	2,525,116	2,623,736
Other assets – net			6,432	11,931
			2,531,548	2,635,667

Goodwill of $1,297.3 million arose as a result of the acquisition of the Martini & Rossi group in 1992 and 1993. This goodwill is being amortized on a straight-line basis over 25 years. Amortization expense for the year ended March 31, 2001 totals $51.9 million (2000 - $51.9 million).

Trademarks and other intangible assets totalling $1,795.7 million were purchased as part of the acquisition of the DEWAR'S and BOMBAY brands in fiscal year 1999. The trademarks and other intangible assets are being amortized on a straight-line basis over 40 years. Amortization expense for the year ended March 31, 2001 totals $46.7 million (2000 - $47.0 million).

8. LONG-TERM DEBT

Long-term debt comprises:

(Thousands of U.S. Dollars)	2001 $	2000 $
Multicurrency Credit Agreement (a)	575,000	815,000
Private Placement Notes (b)	710,000	710,000
Eurobond Notes (c)	250,000	250,000
Other (e)	118,558	140,776
	1,653,558	1,915,776
Less: Current portion	127,043	28,670
	1,526,515	1,887,106

(a) The Company entered into a Multicurrency Credit Agreement (the "Credit Agreement") with a group of international banks to finance the acquisition of the DEWAR'S and BOMBAY brands. The debt under this Credit Agreement is denominated in U.S. dollars. During the year, the Company has made repayments of $240 million (2000 - $335 million). The outstanding amounts as at March 31, 2001 are as follows:

(Thousands of U.S. Dollars)	2001 $	2000 $	Maturity
Series B	0	15,000	March 2001
Series C	575,000	800,000	March 2003
	575,000	815,000	

8. *LONG-TERM DEBT (Continued)*

The Credit Agreement bears interest at three-month Offshore LIBOR plus a 0.375% margin for Series C. As a result of the outstanding interest rate swap contracts described in part (d) below, at March 31, 2001 the effective interest rates on the Series C tranche was 6.55%.

The Company is required to maintain certain financial covenants related to the levels of interest coverage and net debt. In addition, the Credit Agreement places certain restrictions on the pledging of assets by the Company and its subsidiaries. The outstanding balances under the Credit Agreement may be repaid, in whole or in part without premium or penalty, on the last day of each interest period.

It is the Company's intention to continue to pay down the Credit Agreement and to seek refinancing opportunities in the long-term capital markets.

(b) The Private Placement Notes ("the Notes") consist of $710 million in principal amount of Senior Notes held by insurance companies.

i) As part of the refinancing of the purchase of the Martini & Rossi group, the Company issued Notes in the amount of $460 million. The Notes bear interest at an average rate of 6.86% and mature between fiscal years 2002 and 2006.

The Company entered into a swap agreement, whereby $100 million of the Notes were swapped for pounds Sterling 66.3 million. The swap agreement, which is for the duration of the debt, also swaps the dollar denominated interest for pounds Sterling interest.

The Company paid an upfront rate adjustment fee of $9 million for modifying the financial covenants on the original $460 million Notes, which has been deferred and amortized over the remaining period to maturity.

As a result of the Sterling swap agreement and the upfront rate adjustment fee, the average effective interest rate on the Notes is 6.78%.

ii) The $250 million Notes bear interest of 6.83% and mature in September 2008. As a result of unwinding interest rate swap contracts, as described in part (d) below, the effective interest on the Notes is 7.85%.

Under the terms of the Notes, the Company is required to maintain certain financial covenants related to the levels of interest coverage, net debt and net worth. In addition, the Notes place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries.

(c) The Eurobond Notes bear interest of 6.375% and mature in August 2003. As a result of unwinding interest rate swap contracts, as described in part (d) below, the effective interest on the Eurobond Notes is 7.67%.

(d) Concurrent with the draw down of the Credit Agreement, the Company entered into interest rate swap contracts with a variety of notional amounts, interest rates and maturities in order to exchange the three-month floating Offshore LIBOR interest rate in the Credit Agreement to fixed interest rates. Due to the refinancing of the Credit Agreement certain of the interest rate swap contracts were unwound at a cost of $41.6 million which is being accounted for as an interest rate adjustment to the refinanced debt over the remaining term of the unwound swaps. Associated with unwinding the swaps related to the debt repaid is an expense of $2.2 million

8. *LONG-TERM DEBT (Continued)*

(2000 - $0.6 million income), which is included in interest expense. The details of the outstanding interest rate swap contracts as at March 31, 2001 are as follows:

(Thousands of U.S. Dollars)	Notional Amount $	Period from June 1998	Fixed Rate
	200,000	5 years	6.110%
	375,000	10 years	6.215%
	575,000		

(e) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The debt bears interest at rates between 2.2% and 14.85%. Certain assets of the Company and its subsidiaries have been pledged as collateral against this debt. Debt denominated in foreign currencies totals $115.5 million at March 31, 2001 (2000 - $137.6 million).

(f) Interest on long-term debt totals $127.1 million for the year ended March 31, 2001 (2000 - $146.2 million).

(g) The following debt repayment schedule sets out the annual repayments as per agreements:

(Thousands of U.S. Dollars)	$
March 31 ,2002	127,043
2003	672,924
2004	443,256
2005	2,576
2006	155,001
Thereafter	252,758
	1,653,558

9. MINORITY INTEREST

Minority interest includes preferred shares of a subsidiary which were issued on the acquisition of the Martini & Rossi group. The preferred shares were issued in four series:

(a) Series A and Series 1 and 2 Preferred Shares were redeemed in December 1997, May 1996 and May 1998 respectively.

(b) Series 3 Preferred Shares have a face amount of Euro 125 million ($153 million at historical rate), a cumulative annual coupon of 3.2% and an initial redemption date in May 2003. The Series 3 Preferred Shares are redeemable at the sole option of the Company for a two-year period after the initial redemption date (subject to the right of the holders of such Series 3 Preferred Shares to postpone such redemption for up to five years following such date). The dividend rate increases (i) to 7% for the 120-day period following the date on which the series first becomes redeemable, and (ii) upon the expiration of such 120-day period, to a floating rate equal to 300 basis points above the LIBOR rate for six month Euro deposits. In the event that the holders postpone the redemption date, the 7% dividend rate is extended until the new redemption date.

10. OTHER LIABILITIES

Other liabilities comprise:

(Thousands of U.S. Dollars)	2001 $	2000 $
Employee benefit liabilities	103,542	100,595
Other liabilities	75,682	123,229
	179,224	223,824

The Company has a number of different pension and termination indemnity schemes, as well as other retirement benefit schemes in various countries in which it operates. Pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement.

Information about the non-funded pension and termination indemnity plans and other non-pension retirement benefit plans maintained by certain of the Company's subsidiaries are as follows:

(Thousands of U.S. Dollars)	2001 $	2000 $
Present value of plan benefits	77,388	76,170
Present value of non-pension plan benefits	35,505	19,150
	112,893	95,320

Portions of the present value of these benefits are accrued in the Company's books as follows:

(Thousands of U.S. Dollars)	2001 $	2000 $
Accrued pension liabilities	65,334	72,571
Accrued non-pension liabilities	20,480	17,525
	85,814	90,096
Pension expense	7,658	7,496
Non-pension expense	4,199	2,078
Total expense	11,857	9,574

Certain of the Company's subsidiaries maintain funded pension plans for which the total liability recognized by the Company is $17.7 million as at March 31, 2001 (2000 - $10.5 million). The assets are held separately by the plans and include equities and bonds. Information about these pension plans of the Company's principal subsidiaries is as follows:

(Thousands of U.S. Dollars)	2001 $	2000 $
Pension plan assets	218,649	232,723
Accrued pension obligations	232,705	207,585
Funded status – overall surplus (deficit)	(14,056)	25,138
Pension expense	10,005	8,177

The aggregate fair value of pension plan assets and the accrued pension obligations included above in respect of plans where assets are less than the accrued obligation are $114.7 million and $143.9 million, respectively (2000 - $32.9 million and $42.7 million).

11. LONG-TERM INCENTIVE PLAN

In 1997, the Company implemented a Long-Term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. The Plan allowed for a maximum of 2,500,000 units to be issued during the life of the Plan. Under the Plan, units were granted April 1st, vested at the rate of 20% per year and expired on the tenth anniversary from the grant date. Once a unit was vested, it entitled the holder to receive upon exercise, an amount in cash equal to the excess of the fair market value, as determined by a pre-set formula, and the exercise price.

Effective April 1, 1999, the Company amended the original Plan. The terms of the amended Plan are similar to the original Plan except that the Plan participants receive stock options in a wholly-owned special purpose company, Bacardi Benefit Company ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair market value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Under the amended Plan, the Company exchanged the units issued under the original Plan and issued stock options to acquire an equivalent number of shares of BBC. These stock options carry the same exercise price and accumulated vesting benefits as the original awards. Under the amended plan, options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair market value of the Company's common shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings.

The following table summarizes the awards activity under the original Plan:

	2001		2000	
	# of units Outstanding	Weighted average exercise price	# of units Outstanding	Weighted average exercise price
Outstanding at beginning of year	7,020	$96.50	1,281,100	$96.50
Granted	0		0	
Cancelled	0		(1,265,300)	$96.50
Exercised	(5,520)	$96.50	(8,780)	$96.50
Outstanding at end of year	1,500	$96.50	7,020	$96.50
Exercisable at year-end	1,500	$96.50	7,020	$96.50

The amended Plan includes 1,149,950 units that were granted as replacement awards for units cancelled under the original Plan during the year ended March 31, 2000.

11. *LONG-TERM INCENTIVE PLAN (Continued)*

The following table summarizes the stock options issued under the amended Plan:

	2001		2000	
	# of options Outstanding	Weighted average exercise price	# of options Outstanding	Weighted average exercise price
Outstanding at beginning of year	1,183,300	$99.71	0	
Granted	332,350	$119.70	1,698,300	$100.22
Cancelled	(65,860)	$100.70	(515,000)	$101.40
Exercised	(11,150)	$97.07	0	
Outstanding at end of year	1,438,640	$104.30	1,183,300	$99.71
Exercisable at April 1	788,090	$100.29	518,782	$97.96

The following table summarizes information about stock options outstanding at year end:

Stock Options expiring April 1	# of options Outstanding	# of options Exercisable as at April 1	Exercise price
2007	517,520	420,800	$96.50
2008	287,250	177,710	$96.50
2009	262,970	107,390	$110.00
2009	40,050	16,020	$96.50
2010	320,850	64,170	$120.00
2010	10,000	2,000	$110.00
	1,438,640	788,090	

At March 31, 2001, the weighted average remaining contractual life of the options outstanding under the amended Plan is 7.31 years (2000 – 7.81 years).

During the year, the Company recognized compensation expense of $985,000 (2000 - $1,770,000) in respect of stock options issued at an exercise price less than the formula-calculated fair market value.

During the year, the Company recognized a charge to retained earnings of $151,000 (2000 – NIL). This charge represents:

(a) the excess of the consideration paid by the Company over the carrying amount of the BBC shares repurchased and cancelled relating to the 11,150 stock options exercised during the year; and

(b) dividends paid to the employees while the shares were issued and outstanding.

If all units exercisable at April 1, 2001 were to be exercised and subsequently repurchased at the formula-calculated value of Bacardi Benefit Company stock at April 1, 2001, the net cash outflow of the Company would be approximately $93 million.

12. FOREIGN EXCHANGE CONTRACTS

The Company uses foreign currency contracts, currency options and currency swaps to hedge the effects of exchange rate changes on certain cash flow exposures denominated in foreign currencies. These exposures result from group operating activities in foreign currencies. The Company does not use foreign currency contracts, currency options or currency swaps for trading or speculative purposes.

The Company held forward foreign currency contracts and currency options, which mature at various dates in fiscal year 2002, to purchase and sell foreign currencies with a notional amount of $63.3 million and $166.2 million, respectively, at March 31, 2001 (2000 - $94.9 million and $115.3 million, respectively). The unrealized net gain is $2.6 million at March 31, 2001 (2000 - $1 million net loss). The market risk related to foreign currency contracts is offset by changes in the valuation of the underlying items being hedged. The Company is exposed to foreign currency gains or losses to the extent that the timing or amount of the anticipated cash flow does not coincide with the maturity or amounts of the related foreign currency contracts.

13. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

14. CAPITAL STOCK AND SHARE PREMIUM

(a) Authorized share capital

The authorized common share capital of the Company is 24,000,000 shares with a par value of $1.40 per share.

As part of a reorganization in 1992, the shareholders of Bacardi Corporation were offered the option to exchange their common shares for Bacardi Corporation Series A preferred shares. These Series A preferred shares are non-voting and are convertible, at any time, at the option of the holder, to common shares of the Company on a one-for-one basis. Dividends on the preferred shares are cumulative at a rate equal to the per share rate of dividends and other distributions paid to the holders of the common stock of the Company. As at March 31, 2001 and March 31, 2000, the Company has reserved 94,998 common shares for issuance upon conversion of the Bacardi Corporation Series A preferred shares.

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a wholly-owned subsidiary, issued 1,501,130 common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. Holders of BMRH Founders' common shares are entitled to cause BMRH to purchase all or any portion of their shares at any time up to December 31, 2003 and for a limited period following the occurrence of certain events. The purchase price is calculated by applying an earnings multiple to total Company consolidated earnings.

In light of the conversion and dividend rights of the Bacardi Corporation preferred shares and BMRH Founders' common shares, they are treated as shareholders' equity of the Company for purposes of these consolidated financial statements.

(b) Outstanding share capital

(Thousands of U.S. Dollars)	Capital Stock $	Share Premium $
Common shares:		
Balance as at March 31, 2001 and March 31, 2000		
– 23,506,653 common shares issued and outstanding	32,908	121,451
Preferred shares:		
Balance as at March 31, 2001 and March 31, 2000		
– Bacardi Corporation Series A shares, $0.01 par value, 125,000 shares authorized, 94,998 issued and outstanding	1	176
BMRH Founders' common shares :		
Balance as at March 31, 2001 and March 31, 2000		
– Euro 0.10 par value, 1,501,130 common shares authorized, issued and outstanding	180	169,820
Total share capital	33,089	291,447

15. RETAINED EARNINGS

Included in consolidated retained earnings is approximately $276 million at March 31, 2001 (2000 - $259 million) of retained earnings of certain subsidiary companies which, if repatriated, may be subject to withholding taxes at various rates. In addition, included in the Company's share of the Martini & Rossi group net assets acquired are pre-acquisition retained earnings which, if repatriated, may be subject to withholding taxes. Due to the various withholding tax rates in the countries involved and the options available to the Company to limit this tax exposure, the amount of such withholding taxes is not quantifiable. Accordingly, liability for withholding taxes will be accrued in the period that both repatriation is considered likely and the tax exposure can be estimated.

The Company's bye-laws require the Company to pay aggregate annual cash dividends on its common stock (including for this purpose the Bacardi Corporation preferred shares described in Note 14) equal to at least 50% of the Company's total consolidated net earnings after taxes for the preceding fiscal year. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares.

16. UNUSUAL ITEM

In fiscal year 2000, costs incurred in relation to the departure of Senior Executives and were inclusive of all current and future payments in regards to pensions, long-term incentive plan, medical and other benefits.

17. INCOME TAXES

Major components of the provision for income taxes are as follows:

(Thousands of U.S. Dollars)	2001 $	2000 $
Current tax	67,417	72,527
Future income tax	(13,777)	2,385
	53,640	74,912

Included in Other Liabilities are future income tax assets of $25.0 million (2000 - $10.6 million).

18. GUARANTEES AND ENDORSEMENTS

Certain subsidiaries of the Company have provided guarantees and endorsements to third parties in the aggregate amount of $94.0 million.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of $31.3 million.

Don Facundo Bacardi Massó
- Unknown Cuban artist.



Cuban Art

The first true Cuban paintings emerged during the 1860s, at the same time as the birth of BACARDI rum. They characterized the beauty of the natural environment and became a symbol of the emerging national identity.

Emilio Bacardi established the Museum of Santiago de Cuba on February 12, 1899, after the Spanish-American war, with a 200 peso monthly grant from the Provincial Governor, American General Leonard Wood. The Museum's objective was to preserve relics from Cuba's wars for independence.

After Emilio's death in 1922, his brother Facundo Bacardi – "The Master of Rums" – laid the cornerstone for the neo-classical Emilio Bacardi Moreau Municipal Museum. Completed in 1928, thanks to the undying devotion of his widow, Elvira Cape de Bacardi, the Museum's collection of Cuban colonial paintings has become one of the most important and complete in the country.

Among the Cuban colonial paintings featured in the Museum, many of which were donated by the Bacardi family, were "Incendio de Bayamo" by Juan Emilio Hernández, "Indolencia" by Guy Perez de Cisneros, "Cabeza de Estudio de un Negro" by José Joaquín Tejada, and paintings by the celebrated Leopoldo Romañach Guillén.

At Bacardi we take great pride in our small collection of Cuban artwork. Some of the oil paintings have been a part of the Company's unique collection for more than sixty years. This 2001 Annual Report highlights ten pieces located at the Company's offices in Miami and Puerto Rico. Among the artists in our collection are Wilfredo Lam, Amelia Pelaez, Esteban Valderrama, Antonio Gattorno, Juan Emilio Hernández and René Portocarrero.

Amelia Pelaez

At Bacardi Corporation in Puerto Rico, two paintings by Amelia Pelaez grace the walls of the world's largest rum distillery. Pelaez has been described as the most Cuban of all artists. She began her extensive training in Cuba and later studied in New York and Paris, and took inspiration from her surroundings and way of life. Pelaez drew on her admiration for old masters, in particular Matisse, Braque and Picasso.

Her oil on canvas "Fish with Baroque Columns" and pastel on paper "Still Life Pineapple" dazzle with vibrant primary colors that derive directly from Cuban stained glass windows, which softened the harshness of the tropical light. Amelia once commented about her paintings: "I paint the fruits that we call our own precisely because they are ours."



"Birds"
- Wilfredo Lam.

Wilfredo Lam

In 1923, Wilfredo Lam left Cuba to study painting in Madrid, Spain. During the 1930s, he went to France and became a protégé of Picasso, who introduced Lam to Henri Matisse and Joan Miró. The Bacardi family had donated a painting by Miró, entitled "Sitges", the Bacardi family's birthplace in Spain, to the Emilio Bacardi Moreau Municipal Museum in Santiago de Cuba.

Lam returned to Cuba in 1941 and rediscovered Cuban landscape. He once commented: "I wanted with all my heart to paint the drama of my country ..." Bacardi U.S.A., Inc. houses a Lam sketch, simply entitled "Birds", depicting birds with sugar cane shoots representing the tropical landscape.



"Fish with Baroque Columns"
- Amelia Pelaez.



"Still Life Pineapple"
- Amelia Pelaez.

Esteban Valderrama

Esteban Valderrama is considered one of the first artists of the new Cuban Republic. He is best known for his work at the Aula Magna, at the University of Havana, and at the Presidential Palace, where, alongside Domingo Ramos and Romañach, he painted the building's impressive murals.

During the 1940s, when Bacardi Corporation moved to Puerta de Tierra, three oil paintings were commissioned from Valderrama of Compañía Ron Bacardi S.A.'s founding fathers: Emilio Bacardi Moreau, Facundo M. Bacardi Moreau and Enrique Schueg Chassin.



Emilio Bacardi Moreau
- Esteban Valderrama.



Facundo M. Bacardi Moreau
- Esteban Valderrama.



Enrique Schueg Chassin
- Esteban Valderrama.



"The Bacardi Mural"
- Antonio Gattorno.

Antonio Gattorno

At the age of seventeen, Antonio Gattorno left Cuba and studied painting in Italy, Spain, and France, where he was attracted to both the work of Gauguin and art deco. In 1935, his friend Ernest Hemingway wrote a book entitled "Gattorno", describing the artist as "... a Cuban painter who is also a painter for the world. He had the fortune to be born in Cuba so that he could leave it and, having left it, had the good sense to return to it and paint."

In 1938, Gattorno was commissioned to paint "The Bacardi Mural" at the Company's Manhattan offices on the 35th floor of the Empire State Building. It was by far his most ambitious work. As a public relations tactic, Bacardi staff told the New York *World Telegram* that a goat modeling for Gattorno had escaped inside the Empire State Building. When New York's Governor Al Smith, who was also the president of the company that owned the Empire State Building, heard the story, he asked to meet the goat. The employees searched for one in the New York countryside, and life followed art when the goat they found briefly escaped.

When Bacardi Imports Inc. re-located from New York City to its current location in Miami, Florida in 1964, the mural was placed in the seventh floor dining room, where it has remained ever since. Gattorno once wrote to a friend: "I gather you have visited the new and beautiful Bacardi building. I understand that you saw the mural I did for them years ago and which is now in one of the nicest rooms in the entire place. I suppose that you noticed that it is restored — it looks like new."



"The Gossip"
- René Portocarrero.



"La Loma de San Juan"
- Juan Emilio Hernández.

Juan Emilio Hernández

Juan Emilio Hernández was a Santiaguero who received a scholarship from Santiago de Cuba's City Hall to perfect his picturesque artistic style in Paris. Hernández, who referred to Emilio Bacardi as his "protector", painted a large number of works for the Emilio Bacardi Moreau Municipal Museum.

Hernández is best known for his work "Incendio de Bayamo." Other works of his at the Museum include "Los Adivinos," "La Vision de Maceo," "La Ultima Cancion," and "La Toma del Viso." At Santiago de Cuba's City Hall, he also painted a mural entitled: "La Jura de Hernán Cortéz." Cortéz, conqueror of the Aztecs and Mexico, was Santiago de Cuba's first mayor from its establishment in 1512 to 1518.

Originally at Bacardi Imports, Inc., Hernández's work "La Loma de San Juan" was donated to Bacardi Corporation on the occasion of the Company's 50th anniversary. The painting captures a scene from San Juan Hill in Santiago de Cuba, where Theodore Roosevelt and his Rough Riders defeated the colonial authority on July 16, 1898.

René Portocarrero

René Portocarrero started to paint at the age of fourteen. He never planned his work, relying on inspiration when the brush was about to strike the canvas. Portocarrero traveled to Haiti, Europe, and the United States, but the cornerstone of his art remained the Cuban semicircular stained glass windows found over the archways of colonial buildings.

In Miami, a Portocarrero entitled "The Gossip" hangs in one of our executive offices. Little is known about when the Company acquired the pastel on paper, which depicts two Cubans engaging in the national pastime.

Officers

Ruben Rodriguez	*Chairman and Chief Executive Officer*
Guillermo E. Garcia-Lay	*Senior Vice President - Human Resources & Quality Control*
Michel Recalt	*Senior Vice President - Marketing & Corporate Development*
Francisco Carrera-Justiz	*Vice President*
Eloy A. Castroverde	*Treasurer*
Antonio Criado	*Vice President - Operations Coordinator*
Ralph Morera	*Vice President Finance and Chief Financial Officer*
Ronald W. Stan	*Vice President and Chief Information Officer*
Kenneth J. Sutter	*Controller*
Barbara E. Johnson	*Secretary*
Gail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

Regional Presidents and Other Senior Executives

Angel Fernandez	*Regional Director - Central/South America*
Javier Ferran	*Regional President - European Region*
Giorgio Ferrero	*President - Bacardi International Limited*
Simon Gould	*Regional President - Asia Pacific Region*
Alfredo Piedra	*President - Bacardi Global Brands, Inc.*
Eduardo M. Sardiña	*Regional President - North American Region*

Directors and Alternates

Victor R. Arellano, Jr. **	*Virginia N. Robitaille*
Victor R. Arellano	*Marta de Bustamante*
Facundo L. Bacardi **	*No Alternate*
J. Alberto Bacardi	*Toten A. Comas Bacardi*
Jorge E. Bacardi	*Joaquin E. Bacardi, Sr.*
Jaime Bergel	*Juan Alvarez-Guerra*
Francisco Carrera-Justiz	*Toten D. Bacardi*
Manuel J. Cutillas	*Ignacio de la Rocha*
Adolfo L. Danguillecourt	*No Alternate*
Sergio Danguillecourt	*No Alternate*
Mario L. del Valle, Sr.	*Roberto del Rosal*
George H. Dorion	*Amaro Argamasilla Bacardi*
Archibald R. McCallum	*Robert A. O'Brien*
Jay H. McDowell	*Guillermo Quirch*
Eduardo M. Sardiña	*Joan N. de Hechavarria*
Ruben Rodriguez *	*No Alternate*

* *Chairman of the Board of Directors*
** *Vice Chairman of the Board of Directors*

Committees - Board of Directors

Audit Committee

The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent and internal auditors and for reviewing and evaluating the Company's accounting policies and its internal control structure.

Joaquin E. Bacardi, Sr.
Toten D. Bacardi
Sergio Danguillecourt
Joan N. de Hechavarria
Ignacio de la Rocha
Archibald R. McCallum
Jay H. McDowell ***

Human Resources & Compensation Committee

The Human Resources & Compensation Committee assures there is an effective human resources program and establishes the Company's compensation policy. It reviews and recommends salary compensation and incentive programs for all corporate officers and senior executives and oversees the administration of such programs.

Victor R. Arellano, Jr.
Toten A. Comas Bacardi
Adolfo L. Danguillecourt
Roberto del Rosal
Archibald R. McCallum
Jay H. McDowell
Robert A. O'Brien ***

Corporate Strategy & Finance Committee

The Corporate Strategy & Finance Committee oversees the strategic planning process, the annual budget process, and the financial policies and practices of the Company. The Committee also monitors corporate performance against the goals and targets set forth in all long-term strategic plans and annual budgets as well as monitoring business performance.

Victor R. Arellano, Jr.
Facundo L. Bacardi ***
J. Alberto Bacardi
Manuel J. Cutillas
Sergio Danguillecourt
Mario L. del Valle, Sr.
Ruben Rodriguez

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting and providing candidates who would become nominees for future election to the Board of Directors by the Shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members and Alternates.

Victor R. Arellano
Facundo L. Bacardi
Jorge E. Bacardi
Adolfo L. Danguillecourt
George H. Dorion ***
Ruben Rodriguez *(ex officio)*

*** *Committee Chairman*





Open


BACARDI
BREEZER
Ron
BACARDI
LIMÓN
MARTINI
BIANCO
BOMBAY
SAPPHIRE
LONDON
DRY GIN
IMPORTED
MARTINI
ROSSO
GOLD
Ron
BACARDI
Superior

An International Family of Premium Brands

If a single thread may be said to link the diverse worldwide organization that is Bacardi Limited today, with the heart and soul of the Company's past, it is that most sought-after yet elusive of all characteristics, quality.

Quality is evident in our global brands, so carefully brought together and nurtured, the bedrock on which Bacardi Limited has grown for almost 140 years. Quality is abundantly evident in our people and the work they do. Quality is the self-evident hallmark of our collection of art.

BACARDI rum is the world's Number One premium spirit brand. BACARDI Carta Blanca, the world's first original premium light rum, is the root of all that Bacardi Limited is today: infused with the freedom, color and passion of the Latin Caribbean spirit.

The Martini & Rossi family of brands has brought a different dimension to Bacardi Limited, a spirit of "giola di vivere". MARTINI vermouth is a taste of Italy, the style of a classic that has become synonymous with social relaxation and enjoyment throughout the world.

DEWAR'S Scotch whisky is steeped in the ancient traditions of the Highlands, a genuine Scotch whisky that is the very spirit of courage which has marked Scotland's history.

An intriguing, sophisticated spirit, BOMBAY SAPPHIRE gin adds another mood to the broad culture of Bacardi Limited.

The world may have changed endlessly around our brands in the past century and a half, but what has never changed at Bacardi Limited is, essentially, who we are. Today's Bacardi people have inherited, and cherish, a legacy that we, in turn, safeguard for those yet to come.

Although our progress may be counted, as it is in this report, in monetary terms, a longer-lasting measurement, the only valid test, is time. What is great, truly great, survives the passage of time with its name, and its quality, intact.

For Bacardi Limited, the fundamental value of our timeless spirits is ...

Quality


One Family
many
Masterpiece
Legacies
2001
2000
1999
1998
1996
1995
1990
Martini & Rossi S.p.A. launches MARTINI Bianco vermouth.
Martini & Rossi S.p.A. launches MARTINI Dry vermouth.
MARTINI Asti Spumante is launched in Italy.
Teofilo Sola
Alessandro Martini and Teofilo Sola launch CHINA MARTINI liqueur and MARTINI Rosso vermouth in Italy.
Luigi Rossi originates the recipe for MARTINI Rosso vermouth.
Luigi Rossi
Alessandro Martini
The original recipe for CHINA MARTINI liqueur originates in Italy.
The original recipe for DUVAL originates in Switzerland.
Dom Bernardo Vincelli
Dom Bernardo Vincelli originates the recipe for BÉNÉDICTINE D.O.M.
François Pons originates the original recipe for PEPPERMINT GET liqueur in France.
Baron Jean Baptiste Antoine Otard launches Cognac OTARD in France.
Baron Otard
Bacardi Limited in Bermuda acquires ESTELLAR SUAVE rum.
Bacardi Limited acquires the DEWAR'S Scotch whisky and BOMBAY gin brands.
John Dewar & Sons Ltd. in Scotland originates DEWAR'S 12 Year Old Scotch whisky.
Bacardi GmbH in Germany launches MARTINI Prosecco sparkling wine.
Bacardi-Martini Belgium N.V. launches MARTINI Fiero vermouth.
BOMBAY SAPPHIRE gin is launched.
1988
BOMBAY gin is launched.
1959
1761
Thomas Deakin develops the original recipe for BOMBAY gin in England.
DEWAR'S ANCESTOR Scotch whisky is launched.
1954
1899
A.J. Cameron originates DEWAR'S WHITE LABEL Blended Scotch whisky.
A.J. Cameron
1846
John Dewar begins blending whiskies in Scotland.
John Dewar
Industria Licorera Hispanoamericana S.A., ILSA in Ecuador originates and launches ESTELLAR SUAVE rum.
Martini & Rossi S.p.A. in Italy launches MAGICI ISTANTI sparkling wine.
Bacardi & Company Limited in the Bahamas launches BACARDI 8 rum.
Bacardi GmbH in Germany launches MARTINI D'ORO vermouth.
Bacardi-Martini Limited in the United Kingdom launches MARTINI METZ low proof.



Don Facundo Bacardi Massó originates BACARDI Carta Blanca rum, BACARDI Gold rum and BACARDI Añejo rum in Cuba.
1862
Facundo M. Bacardi Moreau
1873
Facundo M. Bacardi Moreau originates BACARDI 1873 rum in Cuba.
Don Facundo Bacardi Massó
1927
Compañía Ron Bacardi S.A. originates HATUEY beer in Cuba.
HATUEY
ERISTOFF
Martini & Rossi S.p.A. launches ERISTOFF vodka.
1932
Compañía Ron Bacardi S.A. originates PALMAS rum in Cuba.
1914
The Govira family registers CASTILLO rum as a trademark in Cuba.
1966
Bacardi & Company Limited in the Bahamas acquires CASTILLO rum.
1968
Bacardi Corporation in Puerto Rico originates BACARDI 151° rum.
1960
NASSAU ROYALE liqueur is available in the Bahamian marketplace.
1976
Bacardi & Company Limited in the Bahamas acquires NASSAU ROYALE liqueur.
Bacardi & Company Limited in the Bahamas launches NATASHA vodka.
NATASHA VODKA
Bacardi y Compañía S.A. de C.V. launches BACARDI Solera rum in Mexico.
1982
F.B.M. Distillery Co. Ltd. in Canada launches RUSSIAN PRINCE vodka.
1983
F.B.M. Distillery Co. Ltd. launches BACARDI Premium Black rum in Canada.
1987
Bacardi Imports Inc. launches BACARDI BREEZERS low proof in the United States.
1946
Compañía Vinícola del Vergel is established in Mexico and starts producing wines and
1967
VIEJO VERGEL brandy is launched to the marketplace.
1988
Bacardi y Compañía S.A. de C.V. acquires Compañía Vinícola del Vergel.
1993
Bacardi Limited in Bermuda acquires the remaining stake in General Beverage, the holding company for the Martini & Rossi Group.
Bacardi-Martini USA, Inc. originates BACARDI Limón rum.
Martini & Rossi S.p.A. in Italy launches GRANDI AUGURI sparkling wine.
1958
Martini & Rossi S.p.A. registers Clan Munro Whisky Ltd. as a wholly owned subsidiary.
1959
WILLIAM LAWSON'S Finest Blended Scotch whisky is re-launched by the Martini & Rossi Group in Scotland.
1962
Martini & Rossi S.p.A. acquires the St. Raphaël Company.
1966
Martini & Rossi S.p.A. acquires Pastis DUVAL.
1969
Martini & Rossi launches CAMINO REAL tequila in Mexico.
1972
The Martini & Rossi Group acquires MacDuff Distillery.
1976
Martini & Rossi S.p.A. acquires NOILLY PRAT vermouth.
1980
Martini & Rossi S.p.A. launches MARTINI Rosé vermouth in Italy.
1983
1967
Glendeveron Distillery Ltd. launches GLEN DEVERON Scotch whisky.
1959
Martini & Rossi S.p.A. launches MARTINI Riesling in Italy.
WILLIAM LAWSON'S Scottish Gold Scotch whisky is launched in Scotland.
1956
Martini & Rossi S.p.A. acquires the ERISTOFF vodka recipe from Prince Nicolas Alexandrovich Eristoff.
1806
Constantine Eristhavi originates the recipe for ERISTOFF vodka in Russia.
1903
Trademark registration for KING EDWARD I Scotch whisky is granted to E & J Burke.
KING EDWARD
1889
The LAWSON'S trademark is first registered.
1955
Martini & Rossi S.p.A. launches BOSFORD gin.
1849
In Scotland, Edward Burke and his brother John originate the recipe for WILLIAM LAWSON'S Scotch whisky.
1897
P. Juppet launches ST. RAPHAËL vermouth and establishes the St. Raphaël Company.
1830
Adémar Juppet originates the recipe for ST. RAPHAËL vermouth in France.
1862
Fritz Duval and his cousin Henri-François Duval launch the original DUVAL in France.
DUVAL
François Duval alters the recipe for Pastis DUVAL from an Anisette based product to a Pastis Marseilles product.
1855
Louis Noilly and his brother-in-law Claudius Prat launch NOILLY PRAT vermouth.
NOILLY PRAT
1819
Joseph Noilly originates the recipe for NOILLY PRAT vermouth in France.
Alexandre Le Grand finds the original recipe and launches BÉNÉDICTINE D.O.M. liqueur to the marketplace.
1863
BÉNÉDICTINE
Alexandre Le Grand
1937
A blend of BÉNÉDICTINE and brandy is launched as B&B liqueur.
B&B
GET 27
1840
Jean Get and his brother Pierre update the recipe and launch PEPPERMINT GET liqueur.
Jean Get
GASTON DE LAGRANGE
Martini & Rossi S.p.A. launches Cognac, GASTON DE LAGRANGE in France.
1961
1988
Martini & Rossi S.p.A. acquires PEPPERMINT GET liqueur and BÉNÉDICTINE.
1991
Martini & Rossi S.p.A. acquires Chateau de Cognac S.A.



BACARDI 8 Year Old rum
Carlos A. Navarro – Cuban American – *"Arte y Pasión"*

Carlos A. Navarro is a Cuban American who describes his art as "Mild Pop". His inspiration comes from Cuban masters such as Lam and Portocarrero. His work "Arte y Pasión" depicts BACARDI 8 Year Old within a scene of instilled memories of a Cuba he has never known.



BACARDI Gold rum
Geoffrey Todd – American – *"Golden Afternoon"*

Geoffrey Todd is a South Florida native known for his location paintings. Todd's love of the masters led him to Italy where he painted scenes of the villages and squares and sold them street side. His work, "Golden Afternoon," depicts people enjoying the original Cola cocktail, the Cuba Libre, made with BACARDI Gold rum.



MARTINI Bianco vermouth
François Leulliete – French – *"Luna MARTINI"*

François Leulliete is a surrealist artist who graduated from "l'Ecole Supérieure des Artes Appliqués Duperre Paris." In his work entitled "Luna MARTINI" he depicts MARTINI Bianco on the moon as an illustration of the brand's future conquests.



BOMBAY SAPPHIRE gin
Olivia Barry – Canadian – *"Elements of SAPPHIRE"*

Olivia Barry is an up-and-coming Canadian Industrial designer. Olivia has worked on two BOMBAY SAPPHIRE gin glasses for the brand's advertising campaign and was inspired to create this work out of cast resin, glass, blue-tinted fluorescent tube lights, and wood.



MARTINI Rosso vermouth
Xavier Clares – Catalán Spanish –
"Mágico Momento en una Terraza de Verano"

Xavier Clares is a Catalán who has previously worked with the MARTINI brand in Spain. He is a graduate from both the "Escola Massana" and the "Universidad Autónoma de Barcelona." In his work entitled "Magico Momento en una Terraza de Verano" Xavier depicts the MARTINI Rosso brand within a café setting.



DEWAR'S WHITE LABEL Scotch whisky
Gordon K. Mitchell – Scottish –
"The Courageous Flying Spirit of Scotland"
DEWAR'S 12 Year Old Scotch whisky
Gordon K. Mitchell – Scottish – *"Blythe Spirit"*

Gordon K. Mitchell is a 1974 graduate from Edinburgh's College of Art. In 1993 he was elected as the president of the Society of Scottish Artists and Artist Craftsman. Gordon has painted two post surrealist works for the DEWAR'S Scotch whisky brand. His DEWAR'S 12 Year Old "Blythe Spirit" hints at a concept of "message in a bottle" while his DEWAR'S WHITE LABEL "The Courageous Flying Spirit of Scotland" hints at a "Spirit descending from a higher place."





MARTINI Dry vermouth
Angelo Cagnone – Italian – *"Immagina"*

Angelo Cagnone resides in Milan where he dedicates his life to painting. His complex art has been defined as "...a visual field created by tracing intersections between straight lines that diverge from the usual points of view." Angelo is also known for painting very slender filaments of light as is shown in his illustration for MARTINI Dry.



BACARDI Limón rum
T.G. Friedman – American – *"Modern Limón Deco"*

T.G. Friedman is a graduate of Pratt University who studied with master artist David Passalagua. He is an acclaimed illustrator and has created signature collections for Olympic Soccer and the Florida Marlins. In his work "Modern Limón Deco" David depicts a nighttime South Beach scene where people are enjoying BACARDI Limón rum.



BACARDI Carta Blanca rum
Carlos Ossimo – Argentine –
"Dancing on BACARDI Bottle"

Carlos Ossimo resides in California and is a well-known muralist and painter. In his painting for BACARDI Carta Blanca he commemorates a day in the highly successful Congreso BACARDI de la Salsa where a Salsa dancer was photographed dancing on top of a BACARDI Carta Blanca bottle.



BACARDI BREEZERS
R.C. Bailey – American – *"BREEZERS Homage to Picasso"*

R.C. Bailey has produced artwork for private and public collections, including The Mayfair House, Sands Hotel in Atlantic City, and the Royal Palace in Saudi Arabia. In his work entitled "BREEZERS Homage to Picasso" he showcases the light-heartedness of this low proof brand.

Vintage Portfolio



(LEFT TO RIGHT)
BACK ROW: **BACARDI 'Barrilito' - 1970s, BACARDI Carta Blanca - 1940s and BACARDI 'Barrilito' - 1930s.**
MIDDLE ROW: **MARTINI vermouth - 1865, BACARDI Elixir - 1930s, DEWAR'S Blue Label - 1912, HATUEY beer - 1940s, DEWAR'S Gold Cap - 1912, BACARDI 1873 - 1930s and MARTINI Rosso - 1870.**
BOTTOM ROW: **MARTINI Rosso - 1868, DEWAR'S White Label - 1911, BACARDI Gold - 1936, BACARDI Carta Blanca - 1930s, MARTINI Rosso - 1904 and BACARDI Añejo - 1930s.**


LIGHT-DRY
Ron
BACARDI
Superior
Dewar's
"White Label"
John Dewar & Sons Ltd
PERTH SCOTLAND
BACARDI
MARTINI
MARTINI
EXTRA DRY
PRODUCT OF ITALY
BLENDED SCOTCH WHISKY

BACARDI LIMITED

P.O. Box HM 720
Hamilton HM CX, Bermuda
Telephone: 441-295-4345
Fax: 441-292-0562

www.bacardi.com
www.martini.com
www.dewars.com
www.bombaysapphire.com
www.bacardi-breezer.co.uk